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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files
              or will file annual reports under cover of Form 20-F
                                  or Form 40-F.

                         Form 20-F (Check)    Form 40-F
                                   -------              -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No (Check)
                                ------     -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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                EARLY REDEMPTION OF DOMESTIC BONDS WITH WARRANTS

On December 2, 1998, Shinhan Bank, our wholly-owned banking subsidiary, issued KRW 299 billion in aggregate principal amount of unsecured bonds due December 2, 2048, with warrants to purchase common stock of Shinhan Bank (the "Bonds"). Each warrant entitles the holder to purchase two share of common stock of Shinhan Bank during the exercise period beginning from and including March 3, 1999 to December 2, 2003 at an exercise price of KRW 5,000 per share. Pursuant to the terms of the Bonds, Shinhan Bank has an option to redeem prior to maturity all outstanding bonds with warrants on December 3, 2003 (the "Call Option").

On October 20, 2003, Shinhan Bank decided to exercise its Call Option and redeem the Bonds for cancellation, for an aggregate redemption price of KRW 598,128,060. Notice of such early redemption was posted on October 20, 2003 in two domestic newspapers with general circulation, which are the Korea Economic Daily and Maeil Business Newspaper.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   SHINHAN FINANCIAL GROUP CO., LTD.


                                   By:    /s/ Byung Jae Cho
                                          -------------------------------------
                                   Name:  Byung Jae Cho
                                   Title: Chief Financial Officer and
                                          Senior Executive Vice President

Date : October 21, 2003